UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

ZIX CORPORATION

(Name of Subject Company)

ZIX CORPORATION

(Name of Persons Filing Statement)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

98974P100

(CUSIP Number of Class of Securities)

Noah F. Webster

Chief Legal Officer

2711 North Haskell Avenue

Suite 2300, LB 36

Dallas, Texas 75204

(214) 370-2000

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

Copies to:

Don J. McDermett, Jr.

Grant Everett

Baker Botts L.L.P.

2001 Ross Avenue

Dallas, Texas 75201

(214) 953-6454

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Schedule 14D-9 filing relates solely to preliminary communications made before the commencement of a planned tender offer (the “Offer”) by Zeta Merger Sub Inc. (“Merger Sub”), a wholly owned subsidiary of Open Text Corporation (“OpenText”), for all of the outstanding shares of common stock, par value $0.01 per share, of Zix Corporation (“Zix”), to be commenced pursuant to the Agreement and Plan of Merger, dated November 7, 2021, among Zix, OpenText and Merger Sub. If successful, the Offer will be followed by a merger of Merger Sub with and into Zix (the “Merger”).

This Schedule 14D-9 filing consists of the following documents relating to the proposed Offer and Merger:

•	Exhibit 99.1: Press Release issued by Zix, dated November 8, 2021

•	Exhibit 99.2: Tweet from Zix, issued November 8, 2021

•	Exhibit 99.3: LinkedIn post from Zix, issued November 8, 2021

•	Exhibit 99.4: Email from Zix’s CEO to employees, sent on November 8, 2021

•	Exhibit 99.5: Email from OpenText’s CEO to Zix employees, sent on November 8, 2021

•	Exhibit 99.6: Zix email to partners, first used November 8, 2021

•	Exhibit 99.7: Zix email to customers, first used November 8, 2021

•	Exhibit 99.8: AppRiver email to partners, first used November 8, 2021

•	Exhibit 99.9: AppRiver email to customers, first used November 8, 2021

•	Exhibit 99.10: Zix Customer FAQs, issued November 8, 2021

•	Exhibit 99.11: Zix Partner FAQs, issued November 8, 2021

NOTICE TO INVESTORS AND SECURITY HOLDERS

The tender offer referred to in this document has not yet commenced. The description contained in this document is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell any securities, nor is it a substitute for the tender offer materials that will be filed with the Securities and Exchange Commission (the “SEC”). The solicitation and offer to buy the outstanding shares of Zix common stock will only be made pursuant to an offer to purchase and related tender offer materials. At the time the tender offer is commenced, OpenText and Merger Sub will file a tender offer statement on Schedule TO and thereafter Zix will file a solicitation/recommendation statement on Schedule 14D-9 with the SEC with respect to the tender offer. THE TENDER OFFER MATERIALS (INCLUDING AN OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER TENDER OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT ON SCHEDULE 14D-9 WILL CONTAIN IMPORTANT INFORMATION. ANY HOLDERS OF ZIX’S SHARES ARE URGED TO READ THESE DOCUMENTS CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION THAT HOLDERS SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING TENDERING THEIR SHARES. The offer to purchase, the related letter of transmittal and the solicitation/recommendation statement will be made available for free at the SEC’s website at www.sec.gov. Additional copies may be obtained for free by contacting OpenText or Zix. Copies of the documents filed with the SEC by Zix will be available free of charge on Zix’s internet website at https://investor.zixcorp.com or by contacting Zix’s Investor Relations Department at 949-574-3860. Copies of the documents filed with the SEC by OpenText will be available free of charge on OpenText’s internet website at https://investors.opentext.com or by contacting OpenText’s Investor Relations Department at (415) 963-0825.

In addition to the offer to purchase, the related letter of transmittal and certain other tender offer documents, as well as the solicitation/recommendation statement, Zix and OpenText will each file annual, quarterly and current reports and other information with the SEC. You may read and copy any reports or other information filed by Zix or OpenText at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Zix’s and OpenText’s filings with the SEC are also available to the public from commercial document-retrieval services and at the website maintained by the SEC at www.sec.gov.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This document contains forward-looking information related to Zix, OpenText and the proposed acquisition of Zix by OpenText that involves substantial risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements. Readers are cautioned not to place undue reliance on forward-looking statements. All forward-looking statements are based upon information available to Zix on the date this document was issued. Zix undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Forward-looking statements in this document and accompanying exhibits include, among other things, statements about the anticipated timing of closing of the proposed acquisition. Risks and uncertainties include, among other things, risks related to the satisfaction or waiver of the conditions to closing the proposed acquisition (including the failure to obtain necessary regulatory approvals) in the anticipated timeframe or at all, including uncertainties as to how many of Zix’s stockholders will tender their shares in the tender offer and the possibility that the proposed acquisition does not close; the possibility that competing offers may be made; risks related to obtaining the requisite consents to the proposed acquisition, including the timing (including possible delays) and receipt of regulatory approvals from various governmental entities; risks related to business disruptions, uncertainty and market instability stemming from the COVID-19 pandemic and governmental actions related thereto; disruption from the proposed transaction making it more difficult to maintain business and operational relationships; significant transaction costs associated with the proposed acquisition; the risk of litigation and/or regulatory actions related to the proposed acquisition; other business effects, including the effects of industry, market, economic, political or regulatory conditions. Zix may not succeed in addressing these and other risks. A further description of risks and uncertainties relating to Zix can be found in its Annual Report on Form 10-K for the fiscal year ended December 31, 2020, and in its subsequent Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, all of which are filed with the SEC and available at www.sec.gov and www.zixcorp.com.